EXHIBIT 99.1

B2Gold Announces Drilling Results from its 2024 Exploration Program at the Goose Project; Drill Results at the Nuvuyak Deposit and Mammoth Target Demonstrate Potential to Further Extend the Mine Life at the Goose Project

VANCOUVER, British Columbia, Nov. 13, 2024 (GLOBE NEWSWIRE) -- B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) (“B2Gold” or the “Company”) is pleased to announce positive exploration drilling results from its 2024 drilling campaign at the Goose Project, part of the Back River Gold District in Nunavut, Canada. All dollar figures are in United States dollars unless otherwise indicated.

For 2024, B2Gold approved a $28 million exploration budget to complete approximately 25,000 meters (“m”) of drilling on the Back River Gold District, including confirmation drilling at the Umwelt deposit, as well as exploration drilling at several Goose Project regional targets that were developed based on structural modelling and geophysical re-processing.

As of November 7, 2024, B2Gold had completed 25,126 m of drilling over 68 drill holes at the Goose Project, including 14,480 m over 40 drill holes at the Umwelt deposit, 3,899 m over 14 drill holes at the Llama deposit area, 6,610 m over 13 exploration target drill holes, and 137 m over one metallurgical hole at the Goose Main deposit. Significant drill hole locations from 2024 are shown on the map in Figure 1.

Goose Project Drill Results Highlights

  Exploration drilling intersected high-grade mineralization 1,000 m west and down plunge of the Goose Main deposit at the Goose Project’s Nuvuyak deposit
    Drill hole 24GSE-683Z1 returned 6.39 grams per tonne (“g/t”) gold over 28.80 m from 982.20 m, including a higher-grade interval of 23.49 g/t gold over 6.45 m and 4.66 g/t gold over 20.94 m from 1,037.16 m, including 8.60 g/t gold over 9.62 m; and
    This result demonstrates the continuity of high-grade zones within the Nuvuyak deposit by extending high-grade gold mineralization approximately 150 m to the north-northwest.
  Exploration drilling also intersected high-grade mineralization at the Mammoth target 450 m up plunge of the Nuvuyak deposit towards the Goose Main deposit
    Mammoth drill hole 24GSE-687Z1 returned 17.45 g/t gold over 10.96 m from 837.14 m, including a higher-grade interval of 68.61 g/t gold over 2.51 m;
    Mammoth drilling tested down plunge of the fold between the Nuvuyak deposit and the Hook target; and
    This result demonstrates that the Nuvuyak and Mammoth zones have strong potential for future underground mining.
  The Nuvuyak deposit and Mammoth target are not included in the existing Goose Project mine plan; these exploration results demonstrate potential to further increase Mineral Resources and extend the mine life at the Goose Project
  Drill results for infill and mine development at the Goose Project’s Umwelt deposit confirm the continuity of high-grade gold mineralization, with several drill holes returning intercepts with higher gold grades and widths than predicted by the existing mineral resource model
    Drill hole 24GSE-671 returned 27.28 g/t gold over 11.10 m from 457.80 m;
    Drill hole 24GSE-675 returned 19.63 g/t gold over 15.95 m from 389.85 m;
    Drill hole 24GSE-677Z3 returned 9.27 g/t gold over 13.58 m from 664.25 m;
    Drill hole 24GSE-681 returned 11.18 g/t gold over 15.50 m from 779.45 m;
    Drill hole 24GSE-684B returned 29.49 g/t gold over 22.79 m from 332.25 m; and
    Drill hole 24GSE-685 returned 10.51 g/t gold over 21.45 m from 306.00 m.
  Exploration drilling intersected high-grade gold mineralization 530 m down plunge from the estimated open pit boundary at the Goose Project’s Llama deposit
    Drill hole 24GSE-663 returned 14.34 g/t gold over 27.95 m from 406.05 m, including a higher-grade interval of 54.17 g/t gold over 6.00 m and 205.00 g/t gold over 0.80 m, at a vertical depth of 370 m, which tested an area of limited drilling 530 m down plunge from the Llama open pit; and
    This result demonstrates the down plunge continuity of gold grades and widths of these mineralized structures, and the Llama deposit remains open at depth.

Figure 1. Goose Project Drill Hole Locations.

Figure 1 is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/ed2d9455-caf1-48af-b959-515f573c3805

Goose Project Exploration

The Goose Project consists of five known deposits with existing mineral resources, Umwelt, Llama, Goose, Echo and Nuvuyak, which occur along a strike length of eight kilometers (“km”). The Company believes that exploration upside exists on all known deposits that are open at depth, as well as several zones of interest that remain relatively untested within the footprint of the favorable host banded iron formation (“BIF”) stratigraphy. At Goose, the BIF extends over 10 km in a folded package up to 1.5 km wide hosted within a northwesterly to westerly striking, steeply-dipping belt of folded, clastic sediments. Ongoing structural and data review has formed the basis of the 2024 exploration season that has drill tested several zones of interest.

The Umwelt deposit is the single largest deposit at the Goose Project and will be a significant contributor to initial production. At the Umwelt deposit, 2024 drilling finished with 14,480 m completed over 40 drill holes with gold assays received for 34 of the 40 drill holes. Implementation of directional core drilling technology (Devico) has added accuracy and cost efficiency to the program of deep and strategic drilling. Drilling was designed to increase confidence in the geometry and continuity of high-grade mineralization below the planned open pits. Drilling has shown the intersection of steeply dipping brittle-ductile high strain zones and fold-thickened BIF is the primary control on gold mineralization.

Significant 2024 drill results from the Umwelt deposit at the Goose Project include:

Hole ID	From (m)	To (m)	Length (m)	Au (g/t)	Au (g/t) Capped[1]
24GSE671	457.80	468.90	11.10	27.28	21.14
Incl	464.20	468.30	4.10	50.97	34.36
Incl	465.00	466.00	1.00	112.00	50.00
and	478.85	506.95	28.10	4.45	4.28
Incl	490.35	496.10	5.75	14.33	13.50
24GSE673Z1	925.00	939.20	14.20	7.32	7.11
Incl	936.25	939.20	2.95	23.57	22.57
24GSE675	389.85	405.80	15.95	19.63	16.65
Incl	390.80	396.71	5.91	32.76	N/A
Incl	401.34	404.84	3.50	26.25	26.25
24GSE677Z3	664.25	677.83	13.58	9.27	7.79
Incl	667.45	669.70	2.25	42.72	33.79
24GSE680Z1	889.93	911.37	21.44	7.58	6.96
Incl	893.15	897.35	4.20	22.94	19.78
Incl	905.90	910.70	4.80	9.40	9.40
24GSE681	779.45	794.95	15.50	11.18	10.62
Incl	779.45	780.15	0.70	26.10	26.10
Incl	790.05	792.80	2.75	33.36	30.22
24GSE684B	332.25	355.04	22.79	29.49	13.68
Incl	332.25	333.50	0.70	301.00	50.00
Incl	343.35	346.65	3.30	83.86	40.62
Incl	352.00	355.04	3.04	45.67	31.88
24GSE685	306.00	327.45	21.45	10.51	6.00
Incl	319.80	325.30	5.50	34.22	16.66
Incl	323.25	325.30	0.70	188.00	50.00
24GSE685Z1	310.90	328.05	17.15	9.49	9.49
Incl	319.95	324.70	4.75	27.24	27.24

Notes:
1. Capped at 50 g/t gold
2. Drill intercepts are perpendicular to the zones so true widths are very similar to reported drill lengths

At the Llama deposit, which outcrops 1,500 m north of the Umwelt deposit, a total of 1,428 m was drilled over seven drill holes (including three abandoned holes) in areas within the Inferred Mineral Resource boundary below the open pit. Drill hole 24GSE-668B returned 19.65 g/t gold over 8.20 m from 158.75 m, including a higher-grade interval of 37.13 g/t gold over 4.00 m.

In addition, a total of 2,471 m over seven drill holes (with two currently in progress) are testing areas down plunge from the planned Llama open pit. Drill hole 24GSE-663, which tested an area of limited drilling 530 m down plunge from the planned Llama open pit, returned 14.34 g/t gold over 27.95 m from 406.05 m at a vertical depth of 370 m, including higher-grade intervals of 54.17 g/t gold over 6.00 m and 205.00 g/t gold over 0.80 m. The drill result demonstrates the down plunge continuity of gold grades and widths of these mineralized structures, and the Llama deposit continues to remain open at depth. In addition, two drill holes totaling 1,241 m were completed 1,440 m down dip from Llama in the Llama Extension area, with assays pending. One more drill hole will be completed in 2024 at the Llama Extension area.

Significant 2024 drill results from the Llama deposit at the Goose Project include:

Hole ID	From (m)	To (m)	Length (m)	Au (g/t)	Au (g/t) Capped[1]
24GSE663	406.05	434.00	27.95	14.34	9.91
Incl	426.50	432.50	6.00	54.17	33.50
Incl	429.35	430.15	0.80	205.00	50.00
24GSE668B	158.75	166.95	8.20	19.65	13.50
Incl	160.75	164.75	4.00	37.13	24.53
Incl	163.00	163.80	0.80	113.00	50.00

Notes:
1. Capped at 50 g/t gold
2. Drill intercepts are perpendicular to the zones so true widths are very similar to reported drill lengths

Goose Project Exploration Drilling

A total of 6,610 m over 13 drill holes have been drilled at Goose Project exploration targets including Nuvuyak, Mammoth, Stovepipe, Muskox, Wing, Boomerang, Goose Neck South, Hook and Slingshot. Drilling is ongoing at the Mammoth and Hook targets. Results have been received for Nuvuyak, Mammoth and Wing, and are pending for the other targets.

Highlights to date include encouraging results at Nuvuyak and Mammoth. Nuvuyak drill hole 24GSE-683Z1 returned 6.39 g/t gold over 28.80 m from 982.20 m, including a higher-grade interval of 23.49 g/t gold over 6.45 m and 4.66 g/t gold over 20.94 m from 1,037.16 m, including 8.60 g/t gold over 9.62 m. Nuvuyak is located approximately 500 m west and 1,000 m down plunge of the Goose Main deposit and demonstrates the continuity of high-grade zones within the Nuvuyak deposit by extending high-grade gold mineralization approximately 150 m to the north-northwest. The existing Inferred Mineral Resource estimate at Nuvuyak is 2.42 million tonnes grading 7.50 g/t gold for a total of 583,000 ounces of gold.

Mammoth drill hole 24GSE-687Z1 returned 17.45 g/t gold over 10.96 m from 837.14 m, including a higher-grade interval of 68.61 g/t gold over 2.51 m. This encouraging intercept, located 450 m up plunge of Nuvuyak towards the Goose Main deposit, shows the Nuvuyak and Mammoth zones have strong potential for future underground mining.

Significant 2024 drill results from the Goose Project exploration drilling include:

Hole ID	Area	From (m)	To (m)	Length (m)	Au (g/t)	Au (g/t) Capped[1]
24GSE683Z1	Nuvuyak	982.20	1,011.00	28.80	6.39	6.17
Incl	Nuvuyak	1,004.55	1,011.00	6.45	23.49	22.49
and	Nuvuyak	1,037.16	1,058.10	20.94	4.66	4.66
Incl	Nuvuyak	1,037.16	1,046.78	9.62	8.60	8.60
24GSE687Z1	Mammoth	820.40	823.45	3.05	8.32	8.32
and	Mammoth	837.14	848.10	10.96	17.45	8.57
Incl	Mammoth	837.65	840.16	2.51	68.61	29.83

Notes:
1. Capped at 50 g/t gold

Back River Gold District 2024 Surface Exploration Program

During 2024, regional target definition was supplemented through an integrated surface exploration program comprising of mapping, prospecting, geophysics and the collection of 1,798 till samples, 35 trenches (216 samples) and 285 rock samples in six properties including Boot, Boulder, Del, BB13, Needle and Beech. See Figure 2 for an overview of the Back River Gold District properties.

Figure 2. Back River Gold District Properties.

Figure 2 is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/b05478a1-4c28-4e98-903e-5b71994fc042

Geophysics consisted of ground Induced Polarization (3D-IP) in Boot and Boulder and heli-magnetics in BB13, Needle and Beech as well as re-processing of old geophysical data. In addition, a BHTEM (borehole transient electromagnetics) survey was completed over 3,800 m across five drill holes including three at the Umwelt deposit and one each at Nuvuyak and Mammoth. Results are being processed.

This work has generated new regional and near-mine targets that will be further evaluated and drill tested in 2025.

Quality Assurance/Quality Control on Sample Collection and Assaying

The primary laboratory utilized for the Back River Gold District drilling program in 2024 is ALS laboratory in North Vancouver, Canada. Core samples are prepared at the ALS preparation facility in Yellowknife with representative pulp samples sent to the ALS North Vancouver laboratory for gold analysis. Gold is analyzed by a fire assay/atomic absorption spectrometry (FA/AAS) finish using a 50 gram subsample of the coin pulp. FAs were finished with AAS, and samples with higher grades that exceeded the maximum detection limit of AAS received a supplemental gravimetric (“GRAV”) finish. All samples over 3,000 parts per billion are analyzed by FA/GRAV using a 50 gram subsample of the coin pulp. Bureau Veritas Minerals (BV) in Vancouver, Canada, is the umpire laboratory.

Quality assurance and quality control procedures include the systematic insertion of blanks and standards into the core sample strings. The results of the control samples are evaluated on a regular basis with batches re-analyzed and/or resubmitted as needed. All results stated in this announcement have passed B2Gold’s quality assurance and quality control protocols.

About B2Gold

B2Gold is a low-cost international senior gold producer headquartered in Vancouver, Canada. Founded in 2007, today, B2Gold has operating gold mines in Mali, Namibia and the Philippines, the Goose Project under construction in northern Canada and numerous development and exploration projects in various countries including Mali, Colombia and Finland. B2Gold forecasts total consolidated gold production of between 800,000 and 870,000 ounces in 2024.

Qualified Persons

Andrew Brown, P.Geo., Vice President, Exploration, a qualified person under NI 43-101, has approved the scientific and technical information related to exploration and mineral resource matters contained in this news release.

ON BEHALF OF B2GOLD CORP.

“Clive T. Johnson”
President and Chief Executive Officer

Source: B2Gold Corp.

The Toronto Stock Exchange and NYSE American LLC neither approve nor disapprove the information contained in this news release.

Production results and production guidance presented in this news release reflect total production at the mines B2Gold operates on a 100% project basis. Please see our Annual Information Form dated March 14, 2024 for a discussion of our ownership interest in the mines B2Gold operates.

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation, including: projections; outlook; guidance; forecasts; estimates; and other statements regarding future or estimated financial and operational performance, gold production and sales, revenues and cash flows, and capital costs (sustaining and non-sustaining) and operating costs, including projected cash operating costs and AISC, and budgets on a consolidated and mine by mine basis; future or estimated mine life, metal price assumptions, ore grades or sources, gold recovery rates, stripping ratios, throughput, ore processing; statements regarding anticipated exploration, drilling, development, construction, permitting and other activities or achievements of B2Gold; and including, without limitation: remaining well positioned for continued strong operational and financial performance in 2024; projected gold production, cash operating costs and AISC on a consolidated and mine by mine basis in 2024; total consolidated gold production of between 800,000 and 870,000 ounces (including 20,000 attributable ounces from Calibre) in 2024, with cash operating costs of between $835 and $895 per ounce and AISC of between $1,420 and $1,480 per ounce; B2Gold's continued prioritization of developing the Goose Project in a manner that recognizes Indigenous input and concerns and brings long-term socio-economic benefits to the area; the Goose Project producing in excess of 310,000 ounces of gold per year from 2026 to 2030; and the potential for first gold production in the second quarter of 2025 from the Goose Project. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold's control, including risks associated with or related to: the volatility of metal prices and B2Gold's common shares; changes in tax laws; the dangers inherent in exploration, development and mining activities; the uncertainty of reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in B2Gold's feasibility and other studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; environmental regulations or hazards and compliance with complex regulations associated with mining activities; climate change and climate change regulations; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on B2Gold's operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Mali, Namibia, the Philippines and Colombia and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements or resource nationalization generally; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; the lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Project; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; community support for B2Gold's operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws, and sanctions or other similar measures; social media and B2Gold's reputation; risks affecting Calibre having an impact on the value of the Company's investment in Calibre, and potential dilution of our equity interest in Calibre; as well as other factors identified and as described in more detail under the heading "Risk Factors" in B2Gold's most recent Annual Information Form, B2Gold's current Form 40-F Annual Report and B2Gold's other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the "SEC"), which may be viewed at www.sedar.com and www.sec.gov, respectively (the "Websites"). The list is not exhaustive of the factors that may affect B2Gold's forward-looking statements.

B2Gold's forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to B2Gold's ability to carry on current and future operations, including: development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold's ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

B2Gold's forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

Cautionary Statement Regarding Mineral Reserve and Resource Estimates
The disclosure in this news release was prepared in accordance with Canadian National Instrument 43-101, which differs significantly from the requirements of the United States Securities and Exchange Commission ("SEC"), and resource and reserve information contained or referenced in this news release may not be comparable to similar information disclosed by public companies subject to the technical disclosure requirements of the SEC. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.

For more information on B2Gold please visit the Company website at www.b2gold.com or contact:

Michael McDonald
VP, Investor Relations & Corporate Development
+1 604-681-8371
investor@b2gold.com

Cherry DeGeer
Director, Corporate Communications
+1 604-681-8371
investor@b2gold.com